BLISS BEVERAGES, LLC

Unaudited Financial Statements for Year Ended December 31, 2019

Mongio & Associates CPAs LLC
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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Bliss Beverages, LLC

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2019 and the related income statement, statement of cash flows, and the statement of members' equity for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
December 7th, 2020
Miami, FL

Vincenzo Mongio

BLISS BEVERAGES, LLC
BALANCE SHEET
YEAR ENDED DECEMBER 31, 2019

ASSETS

CURRENT ASSETS		**2019**
Cash		$ 179,373
Accounts Receivable		216
Inventory		65,840
	TOTAL CURRENT ASSETS	245,429
	TOTAL ASSETS	**$ 245,429**

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable		$ 8,169
Accrued Expenses		21,667
Accrued Payroll		2,001
	TOTAL CURRENT LIABILITIES	31,837
TOTAL LIABILITIES		**$ 31,837**
MEMBERS' EQUITY		
Member's Contributions		$ 394,112
Member's Draws		-
Retained Earnings (Deficit)		$ (180,520)
	TOTAL MEMBERS' EQUITY	**$ 213,592**
TOTAL LIABILITIES AND MEMBERS' EQUITY		**$ 245,429**

Unaudited- See accompanying notes.

BLISS BEVERAGES, LLC
INCOME STATEMENT
FOR THE PERIOD JANUARY-DECEMBER 2019

		2019
Operating Income		
Sales	$	66,914
Cost of Sales		(60,291)
Gross Profit		**6,623**
Operating Expense		
Employee Compensation		97,347
Research and Development		8,120
Advertising		27,231
Rents		18,068
Computer and Internet		1,457
Shipping to Customers		2,121
Supplies		402
Travel		6,420
Legal and Professional Services		13,969
Insurance		195
Dues & Subscriptions		4,957
Logistics		3,125
Miscellaneous Expenses		3,731
		187,143
Net Income from Operations		(180,520)
Net Income Before Provision for Income Tax		(180,520)
Provision for Income Taxes		-
Net Income/(Loss)	**$**	**(180,520)**

BLISS BEVERAGES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

	2019
Cash Flows from Operating Activities	
Net Income (Loss) For the Period	$ (180,520)
Change in Receivables	(216)
Change in Inventory	(40,759)
Change in Prepaid Expenses	10,885
Change in Payables	6,748
Change in Accrued Payroll	2,001
Change in Accrued Expenses	21,667
Net Cash Flows From Operating Activities	**(180,194)**
Cash Flows from Investing Activities	
Purchase or Sale of Software and Equipment	-
Leasehold Improvements	-
Facility and Equipment Deposits	-
Net Cash Flows from Investing Activities	-
Cash Flows from Financing Activities	
Repayment of Debt	-
Member's Contributions	290,226
Member's Draws	-
Net Cash Flows from Financing Activities	**290,226**
Cash at Beginning of Period	$ 69,341
Net Increase (Decrease) In Cash	**$110,032**
Cash at End of Period	$179,373

BLISS BEVERAGES, LLC

STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	2019
Members Equity – Beginning	**$103,886**
Member's Contributions	$290,226
Member's Draws	-
Net Income/(Loss)	($180,520)
Members Equity – Ending	**$213,592**

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Bliss Beverages, LLC ("the Company") is a Limited Liability Company formed under the laws of the State of Florida. The Company derives revenue from manufacture and wholesale distribution of a Plant Based Recovery Drink under the Rejoy trademark.

The Company will conduct an equity crowdfund offering during the fourth quarter of 2020 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for delivered product for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables.

Inventory

The Company's inventory includes finished product that are held for sale. Management's experience suggests that losses due to obsolescence or spoilage of inventory items are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on inventory.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company's sole performance obligation is the delivery of beverages to customers and revenue is recognized at that time.

Cost of Sales

Cost of Sales includes costs of inventory items and other supplies sold to the Company's customers.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Income Taxes

The Company is an LLC taxed as a C Corp and is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No related party transactions were identified that require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

The company has no long-term debt. The only liabilities associated with the company are trade accounts receivable and other accrued expenses.

NOTE 6 – EQUITY

The company is a multimember LLC. Profits and losses are allocated to each member in accordance with their pro rata capital investment.

NOTE 7- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 7th[th], 2020, the date these financial statements were available to be issued. In 2020, the company raised $225,000 from 3rd parties in exchange for ownership interests

NOTE 8 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.